FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the

Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item
1.	Letter dated April 21, 2005, regarding the matters discussed and/or approved at the Annual General Shareholders’ Meeting held on April 19, 2005.

2.	Press release dated April 22, 2005, entitled, “Santander Santiago announces its annual dividend.”

3.	Banco Santander Chile First Quarter 2005 Earnings.

Item 1

Santiago, April 21, 2005

Mr.

Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Dear Sir,

We inform you that on April 19, 2005 at 5:00pm, at the Bank’s main office at Bandera 140, 12 floor, in Santiago, the Annual General Shareholders’ Meeting was held and the following matters were discussed and/or approved:

1.	Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries and the Notes corresponding to the financial year ending December 31st of 2004 as prepared by the external auditors Pricewaterhousecoopers Consultores Auditores y Compañía Limitada.

2.	Allocation of 100% of 2004 net income equal to $198,795,345,563 as a dividend of Ch$1.05491871 per share, to be paid on April 29, 2005 at the Bank’s offices.

This dividend, identified as No. 20, will be paid out to 188,446,126,794 shares and to all shareholders on record on April 23, 2005. The official announcement regarding this dividend will be published in “El Mercurio Newspaper” of Santiago.

3.	Designation of Deloitte & Touche Sociedad de Auditores y Consultores Limitada as external auditors for 2005.

4.	Election of Board and Alternate Board members. The members of the Board are now: Mauricio Larraín Garcés, Marcial Portela Alvarez, Benigno Rodríguez Rodríguez, Víctor Arbulú Crousillat, Juan Colombo Campbell, Andrés Fontaine Talavera, Roberto Méndez Torres, Carlos Olivos Marchant, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz and Marco Colodro Hadjes, as Board members and Raimundo Monge Zegers and Jesús María Zabalza Lotina as Alternate Directors.

5.	Approval of Board remuneration for 2005

6.	Directors Committee’s annual report and approval of Directors Committee’s budget for 2005.

7.	Account of all operations with related parties as defined by Article 44 of Law 18,046, significant events and other changes that occurred in the Bank’s subsidiaries during 2004, which are also described in the 2004 Annual Report

Sincerely,

Oscar Von Chrismar Carvajal
Chief Executive Officer

Item 2

Santander Santiago announces its annual dividend

Santiago, Chile, April 22, 2005. - Banco Santander Santiago (NYSE: SAN) held its annual Ordinary Shareholders’ Meeting on April 19, 2005. During the meeting, a dividend of Ch$1.05491871 per share was approved, corresponding to 100% of 2004 net income. With the closing price of Ch$18.00 per share on April 21 the dividend yield of the stock is currently 5.9%, excluding withholding taxes.

The record date was set at April 23, 2005 in Chile and April 29, 2005 in the NYSE. This means that the stock will be trading ex-dividend on April 25, 2005 in Chile and April 27, 2005 in the NYSE.

CONTACTS:

Robert Moreno

Banco Santander Santiago

562-320-8284

Item 3

Santander Santiago Announces

First Quarter 2005 Earnings

•	In 1Q 2005 net income totaled Ch$53,960 million (Ch$0.29 per share and US$0.51/ADR), increasing 5.2% compared to 1Q 2004. The Bank’s ROE in the quarter reached 21.0% compared to 17.8% for the Chilean banking industry.

•	Core revenues increased 12.1% YoY, reflecting strong commercial growth in retail activities. Net financial income increased 12.0% and fee income grew 12.4% compared to 1Q 2004.

•	The efficiency ratio improved to 41.8% in 1Q 2005 compared to 43.2% in 1Q 2004.

•	The Bank’s commercial focus is reflected in strong loan growth in the quarter with emphasis in retail banking. Loans increased 5.7% compared to December 31, 2004 and 14.3% YoY. Consumer loans increased 7.1% QoQ and 19.5% YoY.

•	Market share in loans increased 40 basis points QoQ to 23.1% as of March 31, 2005. Market share in consumer lending grew by 40 basis points to 25.2% in the same period.

•	Customer deposits expanded at a rapid pace in the quarter, increasing of 4.3% QoQ and 21.1% YoY. Mutual funds under management increased 7.8% QoQ and 15.5% YoY.

•	Asset quality improved in the quarter. Past due loans at March 31, 2005 decreased 4.3% compared to year-end 2004. The past due loan ratio improved to 1.38% in 1Q 2005 from 1.89% in 1Q 2004 and the coverage ratio increased to 135.1% from 102.5% in 1Q 2004.

•	The Bank’s foreign currency ratings were improved to “A” from “A-” by Fitch Ratings, following a similar rise for the Republic of Chile. Moody’s improved the Bank’s rating outlook to Positive following a similar change in the outlook for the Chilean sovereign ratings.

•	Santander Santiago to payout 100% of 2004 net income as its annual dividend. This represents a dividend yield of 5.8%, considering the stock price on the local record date.

Santiago, Chile, April 28, 2005. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the first quarter 2005. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

In 1Q 2005 net income totaled Ch$53,960 million (Ch$0.29 per share and US$0.51/ADR), increasing 5.2% compared to 1Q 2004. The Bank’s ROE in the quarter reached 21.0% compared to 20.1% in 1Q 2004 and 17.8% for the Chilean banking industry. Core revenues, that is, net financial income plus fees, increased 12.1% in 1Q 2005 compared to 1Q 2004 (from now on, YoY).

Strong growth of core revenues*

Ch$ million

*	Core revenues: net financial income + fee income

Net financial income increased 12.0% YoY. This increase in net financial income was mainly due to strong loan growth in high yielding segments and products. As of March 31, 2005 total loans increased 5.7% compared to the balance as of December 31, 2004 (from now on, QoQ) and 14.3% YoY. Consumer loans increased 7.1% QoQ and 19.5% YoY. As a results of this growth, the Bank’s market share of total loans increased to 23.1% as of March 31, 2005 compared to 22.7% at year-end 2004. Loans as a percentage of assets increased to 70.8% in 1Q 2005 compared to 68.7% as of 1Q 2004.

The improvement of the Bank’s funding mix has also supported margins. Total customer deposits, that is, time, savings and demand deposits, increased 4.3% QoQ and 21.1% YoY. In 1Q 2005 the

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2	The Peso/US dollar exchange rate as of March 31, 2005 was Ch$586.45 per dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	2

balance of non-interest bearing demand deposits, net of clearing increased 7.4% QoQ and time deposits increased 3.1% in the same period. Mutual funds under management increased 7.8% QoQ and 15.5% YoY. With these growth rates the Bank’s market share in total customer funds, that is, customer deposits plus mutual funds, increased 30 bp, from 20.6% at year-end 2004 to 20.9% as of March 31, 2005.

Santander Santiago: higher market share

Source: Superintendency of Banks. Customer funds: time, savings and demand deposits plus mutual funds

The Bank’s net fee income increased 12.4% YoY. This growth was led by an increase in various fee income lines and segments and was driven among other factors, by an increase in the Bank’s client base, an improvement of cross-selling ratios and higher quality of service standards. As a result, checking account fees grew 27.6% YoY. Credit card fee increased 12.5% YoY driven by the investments and promotions made in 2004 to improve credit card usage. Fees from the Bank’s subsidiaries also increased in the quarter. Insurance brokerage fees increased 12.4% and mutual fund asset management fees increased 6.3% in 1Q 2005 compared to 1Q 2004.

Asset quality improved in the quarter. Past due loans at March 31, 2005 decreased 4.3% compared to December 31, 2004 and 16.9% YoY. The coverage ratio (reserves for loan losses / past due loans) improved to 135.1% compared to 128.5% at the end of 4Q 2004 and 102.5% at 1Q 2004. The required reserves over total loans ratio as defined by the Superintendency of Banks (SBIF), which measures the expected loss of the loan portfolio, reached 1.86% as March 31, 2005 down from 1.96% in 4Q 2004 and 1.98% in 1Q 2004. The same indicator for the Chilean banking industry as a whole was 1.92% as of March 31, 2005.

Costs showed a stable evolution in the quarter. In 1Q 2005 operating expenses increased 4.1% YoY and the efficiency ratio improved to 41.8% in 1Q 2005 compared to 43.2% in 1Q 2004. Santander Santiago is one of the most efficient banks in all of Latin America. The efficiency ratio for the Chilean banking industry as of March 2005 was 54.8%.

This positive evolution of core revenues was partially offset by (i) the 28.8% YoY fall in net gains from trading and mark-to-market of securities. In 1Q 2004 the rate of decline of long term interest rates was more significant compared to 1Q 2005 and the Bank’s fixed income portfolio was larger in 1Q 2004 compared to 1Q 2005; and (ii) lower non-operating results due to higher provisions for non-credit contingencies.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	3

Banco Santander Santiago	Quarter			Change %
(Ch$ million)	1Q 2005	4Q 2004	1Q 2004	1Q 2005/2004	1Q 2005 / 4Q 2004
Net financial income	118,148	128,116	105,461	12.0%	(7.8)%
Fees and income from services	30,847	35,646	27,453	12.4%	(13.5)%
Core revenues	148,995	163,762	132,914	12.1%	(9.0)%
Total provisions, net of recoveries	16,995	27,876	14,198	19.7%	(39.0)%
Operating expenses	64,498	70,018	61,957	4.1%	(7.9)%
Income before income taxes	66,515	66,157	62,566	6.3%	0.5%
Net income	53,960	53,935	51,277	5.2%	0.0%

Net income/share (Ch$)	0.29	0.29	0.27	5.2%	0.0%
Net income/ADR (US$)[1]	0.51	0.53	0.45	12.7%	(4.3)%

Total loans	9,112,371	8,619,639	7,974,690	14.3%	5.7%
Customer funds	8,064,836	7,684,035	6,720,063	20.0%	5.0%
Customer deposits	6,594,582	6,320,715	5,447,150	21.1%	4.3%
Mutual funds	1,470,254	1,363,320	1,272,913	15.5%	7.8%
Shareholders’ equity	1,074,775	1,031,753	1,070,947	0.4%	4.2%

Net financial margin	4.2%	4.7%	4.3%
Efficiency ratio	41.8%	46.0%	43.2%
ROE [2]	21.0%	26.0%	20.1%
PDL / Total loans	1.38%	1.52%	1.89%
Coverage ratio of PDLs	135.1%	128.5%	102.5%
BIS ratio	16.2%	14.9%	16.7%
Branches	316	321	341
ATMs	1,187	1,190	1,027
Employees	7,403	7,380	7,445

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Earnings / Average Capital & Reserves.

Banco Santander Santiago Excluding Santiago Express[3]	Quarter			Change %
(Ch$ million)	March 31, 2005	Dec. 31, 2004	March 31, 2004	March 2005/2004	March 2005 / Dec. 2004
Total loans	9,112,371	8,619,639	7,883,680	15.6%	5.7%

Branches	316	321	300
Employees	7,403	7,380	7,115

3	Santiago Express, a consumer finance division of Banco Santander Santiago was sold in December 2004 to Empresas París.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	4

INTEREST EARNING ASSETS

Strong growth in higher yielding segments and products

Interest earning assets	Quarter ended,			% Change
(Ch$ million)	March 31, 2005	Dec. 31, 2004	March 31, 2004	March 2005/2004	March 2005 / Dec. 2004
Commercial loans	3,317,067	3,151,927	2,725,450	21.7%	5.2%
Consumer loans	1,156,130	1,079,913	967,180	19.5%	7.1%
Residential mortgage loans*	1,884,775	1,781,681	1,385,912	36.0%	5.8%
Foreign trade loans	588,552	494,527	615,996	(4.5)%	19.0%
Leasing	536,217	502,221	457,211	17.3%	6.8%
Other outstanding loans **	459,248	476,525	663,477	(30.8)%	(3.6)%
Contingent loans	869,201	870,794	958,546	(9.3)%	(0.2)%

Total loans excl. interbank and PDL	8,811,190	8,357,588	7,773,772	13.3%	5.4%

Past due loans	125,367	131,068	150,916	(16.9)%	(4.3)%
Interbank loans	175,814	130,983	50,002	251.6%	34.2%

Total loans	9,112,371	8,619,639	7,974,690	14.3%	5.7%

Total financial investments	1,746,909	1,989,486	2,076,666	(15.9)%	(12.2)%

Total interest-earning assets	10,859,280	10,609,125	10,051,356	8.0%	2.4%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).
**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans.

In 1Q 2005 the Bank continued to show strong loan growth in high yielding products with a positive effect on net interest income and margins. As of March 31, 2005 total loans increased 5.7% QoQ and 14.3% YoY. Consumer loans increased 7.1% QoQ and 19.5% YoY. Residential mortgage loans grew 5.8% on a sequential quarterly basis and 36.0% YoY. Commercial loans rose 5.2% QoQ and 21.7% YoY driven mainly by loans granted to high yielding small and mid-sized companies.

As a result of this growth, the Bank’s market share of total loans increased to 23.1% as of March 31, 2005 compared to 22.7% at year-end 2004. In this same period its market share in consumer lending increased 40 basis points, reaching 25.2%; in terms of residential mortgage lending was up 70 basis points to 23.5 and in terms of commercial loans grew 20 bp. to 20.5%.

Investor Relations4 Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	5

Santander Santiago: gaining market share in key products

Source: Superintendency of Banks

Retail lending continues to expand at a rapid pace

Retail lending	Quarter ended,			% Change
(Ch$ million)	March 31, 2005	Dec. 31, 2004	March 31, 2004	March 2005/2004	March 2005 / Dec. 2004
Middle/upper income	3,132,728	2,978,762	2,477,008	26.5%	5.2%
Santander Banefe	416,080	396,640	341,951	21.7%	4.9%

Total loans to individuals	3,548,808	3,375,402	2,818,959	25.9%	5.1%

SMEs	1,946,831	1,824,589	1,559,865	24.8%	6.7%

Total retail lending	5,495,639	5,199,991	4,378,824	25.5%	5.7%

Retail loans increased 5.7% QoQ and 25.5% YoY with strong loan growth to both individuals and small and mid-sized companies. This increase was mainly driven by the higher economic activity, low interest rates and the investments made throughout 2004 to expand market share in these segments. These investments included the hiring of additional sales and account executives, opening new branches, reengineering of the mortgage department, modernization of the call center and strong investments to push credit card usage.

Loans to individuals increased 5.1% between December 31, 2004 and March 31, 2005 and 25.9% YoY. Loans to middle and upper income individuals rose 5.2% QoQ and 26.5% YoY (31.0% excluding the sale of Santiago Express). Loan growth in this segment was led by credit card loans that increased 13.1% QoQ and 39.8% YoY. Residential mortgage loans in this segment increased 5.1% QoQ and 34.0% YoY. Finally, installment consumer loans increased 5.6% QoQ and 5.8% YoY (31.7% excluding the sale of Santiago Express).

Loan growth in Santander Banefe continued to gain momentum in the quarter, following the re-launch of the Santander Banefe brand, aggressive marketing campaigns and the opening of 11

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	6

branches in 2004 and 2 branches in 1Q 2005. In 1Q 2005 loans in this unit increased 4.9% QoQ and 21.7% YoY. Installment consumer lending in Banefe increased 9.3% QoQ and 47.2% YoY; credit card loans grew 3.1% QoQ and 12.4% YoY and residential mortgage lending was up 1.8% QoQ and 8.7% YoY.

Lending to Small and Mid-sized Enterprises (SMEs) increased 6.7% QoQ and 24.8% YoY. The Bank is placing a larger emphasis on expanding its presence among SMEs due to the low penetration and attractive profitability levels of this segment.

Strong growth in retail lending*

Ch$ million

*	Retail loans: Loans to SMEs and individuals

Corporate lending flat; focus on profitability through non-lending activities

Corporate lending	Quarter ended,			% Change
(Ch$ million)	March 31, 2005	Dec. 31, 2004	March 31, 2004	March 2005/2004	March 2005 / Dec. 2004
Total corporate lending	3,420,152	3,269,057	3,478,559	(1.7)%	4.6%

Total loans in the corporate banking segment increased 4.6% QoQ and -1.7% YoY. Corporate banking follows a strict profitability driven strategy which is focused mainly on increasing its share of non-lending activities such as cash management, treasury services, corporate finance and advisory services. The QoQ growth was mainly due to the translation gains produced by the 4.8% depreciation of the peso against the dollar between year-end 2004 and March 31, 2005. Loan growth was also driven by a 16.7% QoQ increase in leasing and factoring operations, which are among the higher yielding loans in this segment and represent 10% of total corporate lending.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	7

CUSTOMER FUNDS

Solid growth of customer deposits and mutual funds

Customer funds	Quarter ended,			Change %
(Ch$ million)	March 31, 2005	Dec. 31, 2004	March 31, 2004	March 2005/2004	March 2005 / Dec. 2004
Non-interest bearing demand deposits	2,512,512	2,279,680	2,303,579	9.1%	10.2%
Cash clearing account	(521,911)	(426,551)	(658,030)	(20.7)%	22.4%
Non-interest bearing demand deposits net of clearance	1,990,601	1,853,129	1,645,649	21.0%	7.4%
Time deposits and savings accounts	4,603,981	4,467,586	3,801,501	21.1%	3.1%

Total customer deposits	6,594,582	6,320,715	5,447,150	21.1%	4.3%

Mutual funds	1,470,254	1,363,320	1,272,913	15.5%	7.8%

Total customer funds	8,064,836	7,684,035	6,720,063	20.0%	5.0%

In 1Q 2005 the funding mix continued to improve and the Bank’s deposit base continued to grow at a rapid pace. Management has been focused on improving the funding mix in order to minimize the initial negative impact on margins produced by rising short-term interest rates, since interest bearing liabilities have a shorter duration than interest earning assets. The Bank’s strong retail franchise and cash management business have played a key role in the growth of non-interest bearing deposits. The balance of total customer deposits increased 4.3% QoQ and 21.1% YoY. In 1Q 2005 the balance of non-interest bearing demand deposits, net of clearing increased 7.4% QoQ and time deposits increased 3.1% in the same period. The quarterly average balance of demand deposits increased 28.1% YoY and 2.0% QoQ

Total quarterly average non-interest bearing demand deposits*	Quarter ended,			Change %
(Ch$ million)	March 31, 2005	Dec. 31, 2004	March 31, 2004	March 2005/2004	March 2005 / Dec. 2004
Total	1,741,670	1,706,806	1,359,185	28.1%	2.0%

*	Net of clearance

Assets under management increased 7.8% QoQ and 15.5% YoY. The rise in short term interest rates and the negative inflation resulted in a larger demand for mutual funds vs. time deposits. Market share of assets managed reached 21.2% as of March 2005 compared to 19.6% at year-end 2004.

With these growth rates the Bank’s market share in total customer funds increased 30 bp., from 20.6% at year-end 2004 to 20.9% as of March 31, 2005.

In 1Q 2005 Fitch Ratings upgraded the long-term and short-term foreign-currency ratings of Banco Santander Chile ‘A’ from ‘A-’ and to ‘F1’ from ‘F2’, respectively. The ratings followed the recent upgrade of Chile’s sovereign long-term foreign currency ratings. These are the highest rating of a private company in Latin America. In addition, Moody’s modified the outlook for the Bank’s foreign currency ratings from Stable to Positive, following a similar change in outlook for the Chilean sovereign ratings.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	8

NET FINANCIAL INCOME

Net interest income up 12.1% driven by a rise in interest earning assets

Net Financial Income	Quarter			Change %
(Ch$ million)	1Q 2005	4Q 2004	1Q 2004	1Q 2005/2004	1Q 2005 / 4Q 2004
Net interest income	115,863	114,501	120,574	(3.9)%	1.2%
Foreign exchange transactions [4]	2,285	13,615	(15,113)	—	(83.2)%

Net financial income	118,148	128,116	105,461	12.0%	(7.8)%

Average interest-earning assets	11,367,464	10,975,587	9,914,730	14.7%	3.6%

Net interest margin*	4.2%	4.7%	4.3%

Loans / Assets	70.8%	71.4%	68.7%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	24.6%	25.3%	24.4%

Quarterly inflation rate**	(0.68)%	0.73%	(0.59)%

Avg. Overnight interbank rate	2.65%	2.18%	1.78%

*	Annualized.
**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 1Q 2005 increased 12.0% compared to 1Q 2004. This rise was mainly driven by the 14.7% increase in average interest earning assets in the same period. The net interest margin reached 4.2% in 1Q 2005 compared to 4.3% 1Q 2004. This evolution was mainly due to:

•	Lower inflation rate. The quarterly inflation rate in 1Q 2005 was -0.68% compared to –0.59% in 1Q 2004. This had a negative effect over margins due to the negative gap between assets and liabilities denominated in Unidades de Fomento (UF, an inflation linked currency). The UF gap results from the Bank’s investment in liquid, low risk financial investments denominated in UF funded through deposits denominated in nominal pesos. This is partially offset by the positive results from price level restatement. Including price level restatement, the Bank’s net interest margin reached 4.4% in 1Q 2005 compared to 4.4% in 1Q 2004.

•	Higher interest rates. During 1Q 2005 the average overnight interbank rate was 2.65% compared to 1.78% in 1Q 2004. This had a negative effect on margins in the quarter as interest bearing liabilities have a shorter duration than interest earning assets and, therefore, reprice at a faster rate. This results in a downward pressure on margins in the short-term when interest rates begin to increase. This was partially offset by the positive effect on margins in 1Q 2005 compared to 1Q 2004 of the rise in the spread earned over the re-investment of non-interest bearing liabilities and capital.

[4]	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts that hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to give a clearer indication of the Bank’s real net interest margin.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	9

•	Improved asset mix. The effect of negative inflation on margins was also partially offset by the improved asset mix. As of March 31, 2005 total loans increased 14.3% and consumer loans increased 19.5% compared to 1Q 2004. Loans as a percentage of assets increased to 70.8% in 1Q 2005 compared to 68.7% as of 1Q 2004.

Net interest income in 1Q 2005 decreased 7.8% compared to 4Q 2004. Average interest earning assets increased 3.6% and the net interest margin decreased from 4.7% to 4.2%. This was mainly due to the seasonally lower inflation rate (+0.73 in 4Q 2004 vs. -0.68 in 1Q 2005), which as mentioned above has a negative effect on net interest margins.

The Bank’s margins have evolved more favorably compared to the Chilean Financial System. On an unconsolidated basis and including price level restatement, the gap between the Bank’s net interest margin and the banking industry as a whole was 42 basis points in 1Q 2005 compared to 28 basis points as of March 2004.

Santander Santiago positive evolution of margins versus competition

Source:	Superintendency of Banks, unconsolidated figures. Includes price level restatement and the results from foreign exchange transactions.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	10

PROVISION FOR LOAN LOSSES

The PDL ratio improves to 1.38% and coverage reached 135.1%

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q 2005	4Q 2004	1Q 2004	1Q 2005/2004	1Q 2005 / 4Q 2004
Gross provisions	337	9,704	+9,739	—	(96.5)%
Charge-offs	25,377	26,882	32,489	(21.9)%	(5.6)%

Total provisions and charge-offs	25,040	36,586	22,750	10.1%	(31.7)%

Loan loss recoveries	+8,045	+8,710	+8,552	(5.9)%	(7.6)%

Total provisions, net of recoveries	16,995	27,876	14,198	19.7%	(39.0)%

Total loans	9,112,371	8,619,639	7,974,690	14.3%	5.7%

Total reserves	174,006	173,286	158,164	10.0%	0.4%
Reserve for loan losses (RLL)	169,353	168,446	154,657	9.5%	0.5%
Other reserves	4,653	4,840	3,507	32.7%	(3.9)%

Past due loans* (PDL)	125,367	131,068	150,916	(16.9)%	(4.3)%

Gross charge-off ratio**	1.10%	1.70%	1.14%
Net charge-off ratio***	0.75%	1.29%	0.71%
PDL/Total loans	1.38%	1.52%	1.89%
RLL / loans	1.86%	1.95%	1.98%
RLL/Past due loans	135.1%	128.5%	102.5%

*	Past due loans: installments or credit lines more than 90 days overdue.
**	Gross charge-off ratio = Total provisions and charge-offs annualized divided by total loans
***	Net charge-off ratio = Total provisions, net of loan loss recoveries annualized divided by total loans.

Total provisions, net of loan loss recoveries, increased 19.7% compared to 1Q 2004. This rise was due in part to the 5.9% decrease in loan loss recoveries in the period. The fall in recoveries was mainly due to the decrease in the pool of recoverable loans as a result of high levels of recoveries in 2004 and the improved economic environment.

Excluding recoveries, total provisions and charge-offs increased 10.1% QoQ. This rise was mainly due to the increase in the Bank’s loan portfolio that increased 14.3% YoY. The gross charge-off ratio (annualized provisions and charge-offs divided by total loans) improved from 1.14% in 1Q 2004 to 1.10% in 1Q 2005 as asset quality improved and the expected loss of the Bank’s loan portfolio decreased in the period. Past due loans at March 31, 2005 decreased 4.3% compared to December 31, 2004 and 16.9% YoY. The coverage ratio (reserves for loan losses / past due loans) improved to 135.1% compared to 128.5% at the end of 4Q 2004 and 102.5% at 1Q 2004. The required reserves over total loans ratio as defined by the SBIF, which measures the expected loss of the loan portfolio, reached 1.86% as March 31, 2005 down from 1.95% in 4Q 2004 and 1.98% in 1Q 2004. The same indicator for the Chilean banking industry as a whole was 1.92% as of March 31, 2005.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	11

Sound asset quality

Past-due loans, Ch$ million

FEE INCOME

Fee income increases as the client base rises and cross-selling ratios improve

Fee income	Quarter			Change %
(Ch$ million)	1Q 2005	4Q 2004	1Q 2004	1Q 2005/2004	1Q 2005 / 4Q 2004
Fee income	37,735	44,099	33,636	12.2%	(14.4)%
Fee expenses	(6,888)	(8,453)	(6,183)	11.4%	(18.5)%

Total fee income, net	30,847	35,646	27,453	12.4%	(13.5)%

The Bank’s net fee income increased 12.4% compared to 1Q 2004. This growth was led by an increase in various fee income lines and segments and was driven by an increase in the Bank’s client base, an improvement of cross-selling ratios and higher quality of service standards. In 1Q 2005 total retail client base rose 8.4% QoQ and the number of total checking accounts rose 3.4% in the same period. The amount of retail clients that use 4 or more products also grew 8.8% QoQ. The attrition rate (clients lost divided by total client base) also descended to 7.8% as of March 2005 down from 9.2% at year-end 2004. The 13.5% decrease QoQ of fee income was mainly due to seasonal factors.

In terms of products, checking account fees grew 27.6% YoY. This rise is directly related to the increase in client base and lower attrition rates. Credit card fee increased 12.5% YoY driven by the investments and promotions made in 2004 to improve credit card usage. Fees from the Bank’s subsidiaries also increased in the quarter. Insurance brokerage fees increased 12.4% and mutual fund asset management fees increased 6.3% in 1Q 2005 compared to 1Q 2004.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	12

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reached 41.8% in the quarter

Operating Expenses	Quarter			Change %
(Ch$ million)	1Q 2005	4Q 2004	1Q 2004	1Q 2005/2004	1Q 2005 / 4Q 2004
Personnel expenses	33,509	36,885	30,514	9.8%	(9.2)%

Administrative expenses	22,263	23,480	21,941	1.5%	(5.2)%

Depreciation and amortization	8,726	9,653	9,502	(8.2)%	(9.6)%

Operating expenses	64,498	70,018	61,957	4.1%	(7.9)%

Efficiency ratio*	41.8%	46.0%	43.2%

*	Operating expenses / operating income. Operating income = Net interest income + Net fee income + other operating income, net.

In 1Q 2005 operating expenses increased 4.1% compared to 1Q 2004 and the efficiency ratio improved to 41.8% in 1Q 2005 compared to 43.2% in 1Q 2004. The efficiency ratio for the Chilean banking industry as of March 2005 was 54.8%. The 9.8% YoY increase in personnel expenses was mainly due to higher performance related compensation paid to commercial teams as a result of greater commercial growth in retail banking. Administrative expenses increased 1.5% QoQ reflecting the stabilization of expenses in 2005 after the strong investments made in 2004 in order to expand the Bank’s presence in retail banking.

The 7.9% QoQ decrease in operating expenses was mainly due to seasonal factors and lower amount of expenses being carried out in 2005, following the strong investments made in 2004 to expand the Bank’s retail banking activities

OTHER OPERATING INCOME

Other operating income*	Quarter			Change %
(Ch$ million)	1Q 2005	4Q 2004	1Q 2004	1Q 2005/2004	1Q 2005 / 4Q 2004
Net gain from trading and mark-to-market of securities	11,446	(3,104)	16,085	(28.8)%	—

Other operating results, net	(5,962)	(8,522)	(5,599)	6.5%	(30.0)%

*	The gains (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

The net results from trading and mark-to-market of securities was a gain of Ch$11,446 million in 1Q 2005. This gain can be explained by the decline in long-term interest rates in 1Q 2005 compared to the level of long term interest rates at year-end 2004.

Central Bank bonds (%)

Real rates	5 yr	10 yr
December	2.67	3.23
January	2.51	3.10
February	2.32	2.89
March	2.21	2.78

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	13

Source: Banco Central de Chile

Despite these gains, the net gain from trading and mark-to-market of securities decreased 28.8% YoY as the rate of decline in long term interest rates was more significant in 1Q 2004 compared to 1Q 2005 and the Bank’s fixed income portfolio was larger in 1Q 2004 compared to 1Q 2005. In 4Q 2004 long term interest rates rose and produced a loss from the mark-to-market of fixed income instruments.

Other operating losses, net totaled a loss of Ch$5,962 million, increasing 6.5% QoQ. This increase is mainly due to a rise in variable sales force expenses and in line with greater retail banking activity. The 30.0% decrease QoQ of other operating losses, net was mainly due to the recognition of extraordinary deferred sales force expenses in 4Q 2004. When a bank product is sold the fee earned by the sales force is recognized is in this line item on an accrued basis. As a result of the sale of Santiago Express in December 2004, the Bank had to recognize Ch$3,944 million in deferred sales force expenses that had already been incurred on a cash basis.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses*	Quarter			Change %
(Ch$ million)	1Q 2005	4Q 2004	1Q 2004	1Q 2005/2004	1Q 2005 / 4Q 2004
Non-operating income, net	(12,596)	14,880	(8,299)	51.8%	—
Income attributable to investments in other companies	214	(107)	20	970.0%	—
Losses attributable to minority interest	(53)	(2)	(50)	6.0%	2,550.0%

Total net non-operating results	(12,435)	14,771	(8,329)	49.3%	—

Price level restatement	5,964	(2,856)	3,650	63.4%	(308.8)%

Income tax	(12,555)	(12,222)	(11,289)	11.2%	2.7%

In 1Q 2005 net non-operating results totaled a loss of Ch$12,435 million which represents an increase of 49.3% compared to 1Q 2004. The main items included in non-operating results are the charge-off of repossessed assets, the net gain or loss from the sale of repossessed assets and provision for non-credit related contingencies. The rise in the net losses from non-operating results was mainly due to the recognition of a higher level of provisions for non-credit related contingencies and higher charge-off of repossessed assets.

The decrease in net non-operating results between 4Q 2004 and 1Q 2005 was mainly due to the Ch$21,473 million one-time gain recognized in 4Q 2004 from the sale of Santiago Express to Empresas París.

The gain from price level restatement totaled Ch$5,964 million in 1Q 2005 compared to a gain of Ch$3,650 million in 1Q 2004. In 1Q 2005 the inflation rate measured by the variation of the UF was -0.68% compared to –0.59% in the same quarter of 2004. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, if inflation is negative in a period, the results from price level restatement are positive. For the rest of 2005 the Bank’s expects positive inflation rates and a loss from price level restatement.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	14

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE in the quarter reaches 21.0% with a BIS ratio of 16.2%

Shareholders’ equity	Quarter ended			Change%
(Ch$ million)	March 31, 2005	Dec. 31, 2004	March 31, 2004	March 2005/2004	March 2005 / Dec. 2004
Capital and Reserves	1,020,815	832,959	1,019,670	0.1%	22.6%
Net Income	53,960	198,794	51,277	5.2%	(72.9%)

Total shareholders’ equity	1,074,775	1,031,753	1,070,947	0.4%	4.2%

As of March 31, 2005 shareholders’ equity totaled Ch$1,074,775 million. The Bank’s ROE in 1Q 2005, measured as net income over average capital and reserves in the period reached 21.0% compared to 20.1% in 1Q 2004 and 17.8% for the Chilean banking industry. The Bank’s BIS ratio as of March 31, 2005 was 16.2% compared to 14.9% at year-end 2004. In the same period the Tier I ratio reached a solid level of 11.5%.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	March 31, 2005	Dec. 31, 2004	March 31, 2004	March 2005/2004	March 2005 / Dec. 2004
Tier I	1,020,815	832,959	1,019,670	0.1%	22.6%
Tier II	408,190	398,118	277,552	47.1%	2.5%

Regulatory capital	1,429,005	1,231,077	1,297,222	10.2%	16.1%

Risk weighted assets	8,841,111	8,262,587	7,756,142	14.0%	7.0%

BIS ratio	16.2%	14.9%	16.7%

Banco Santander Santiago held its annual Ordinary Shareholders’ Meeting on April 19, 2005. During the meeting, a dividend of Ch$1.05491871 per share was approved, corresponding to 100% of 2004 net income. The dividend yield of the stock was 5.8%, considering the closing price of Ch$18.15 per share on the local record date. Immediately following the payment of the dividend the Bank’s BIS ratio should be approximately 13.9% and the Tier I ratio 9.3%. It is important to point out that the SBIF lowered the Bank’s minimum capital requirement from 12% to 11% as of January 1, 2005.

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks (SBIF) for March 2005, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies with an A rating from both Standard and Poor’s and Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	15

Grupo Santander Central Hispano

Grupo Santander (SAN.MC, STD.N) ranks as the 9th world bank and is the largest in the Euro Zone by market capitalization. Founded in 1857, Santander has 63 million clients, 9.970 offices and presence in over 40 countries. It is the first Financial Group in Spain and in Latin America and maintains an important business activity in Europe. Santander has reached a prominent presence in the United Kingdom through Abbey, in Portugal, where it owns the third largest banking group, and through Santander Consumer Finance, a leading consumer finance franchise in Germany, Italy and eight other European countries.

In Latin America, Santander maintains a leading position where it manages over US$120,000 million in business volumes (loans, deposits and off-balance sheet assets under management) through 4,000 offices in ten countries. Net profits for Grupo Santander in Latin America grew by 9% in 2004 to US$1.8 billion, and net attributable income totaled US$1.6 billion.

CONTACT INFORMATION

Robert Moreno

Manager

Investor Relations Department

Banco Santander Santiago

Bandera 140 Piso 19

Santiago,

Chile

Tel: (562) 320-8284

Fax: (562) 671-6554

Email: rmorenoh@santandersantiago.cl

Website: www.santandersantiago.cl

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: May 5, 2005	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel